SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 13G/A
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b),(c) and (d) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)

                       BUILDERS TRANSPORT, INCORPORATED
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  120084108
                                (CUSIP Number)

                              JANUARY 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [X]  RULE 13d-1(b)
                              [ ]  RULE 13d-1(c)
                              [ ]  RULE 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.   Name of Reporting Persons
     IRS Identification No. of Above Persons (entities only):

     Fleet Securities, Inc.
     I.R.S. Tax I.D. No. 13-2967453





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CUSIP NO.  120084108								Page 2 of 4

2.   Check the Appropriate Box if a Member of a Group*
     (a) [ ]
     (b) [ ]


3.   SEC USE ONLY


4.   Citizenship or Place of Organization:  New York


   NUMBER OF       5.   Sole Voting Power: 1,401,504
     SHARES
  BENEFICIALLY     6.   Shared Voting Power:  none
    OWNED BY
      EACH         7.   Sole Dispositive Power:  1,401,504
   REPORTING
  PERSON WITH:     8.   Shared Dispositive Power:  none


9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person: 1,401,504


10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares*:  [ ]


11.  Percent of Class Represented by Amount in Row 9: 26.5%


12.  Type of Reporting Person:   BD


ITEM 1.   (a)  Name of Issuer:
               Builders Transport, Incorporated

          (b)  Address of Issuer's Principal  Executive Offices:

               2029 West DeKalb Street
               Camden, South Carolina 29020-7005

ITEM 2.   (a)  Name of Person Filing:
               Fleet Securities, Inc.

          (b)  Address of Principal Business Office or, if none, Residence:
               10 Exchange Place Centre, 22nd Floor
               Jersey City, New Jersey, 07302

          (c)  Citizenship:  New York

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number: 120084108
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CUSIP NO.  120084108								Page 3 of 4



ITEM 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

          (a)  [X]  Broker or dealer registered under Section 15 of the Act

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act

          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box:  [ ].


ITEM 4.   Ownership.

     (a)  Amount Beneficially Owned: 1,401,504

     (b)  Percent of Class: 26.5%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 1,401,504

          (ii)  shared power to vote or to direct the vote: none

          (iii) sole power to dispose or to direct the disposition of: 1,401,504

          (iv)  shared power to dispose or to direct the disposition of:  none



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CUSIP NO.  120084108								Page 4 of 4


ITEM 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


ITEM 6.  Ownership of more than Five Percent on Behalf of Another Person.

         Not Applicable


ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security

         Not Applicable.


ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable.


ITEM 9.  Notice of Dissolution of Group

         Not Applicable.


ITEM 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 1999

Fleet Securities, Inc.

/s/ Leslie C. Quick, III
___________________________
Leslie C. Quick, III
President